Exhibit 12

Tucson Electric Power Company

Computation of Ratio of Earnings to Fixed Charges

	9 Months Ended September 30, 2011	12 Months Ended September 30, 2011	12 Months Ended
			December 31, 2010*	December 31, 2009*	December 31, 2008*	December 31, 2007*	December 31, 2006*
			- Thousands of Dollars -
Fixed Charges:
Interest on Long-Term Debt	$36,493	$48,617	$42,378	$36,226	$47,456	$50,230	$51,422
Other Interest (1)	746	1,612	433	1,571	1,367	4,538	6,436
Interest on Capital Lease Obligations	33,568	46,565	52,534	53,670	57,252	64,477	72,556
Estimated Interest Portion of Rental Expense	19	37	72	106	130	160	188

Total Fixed Charges	$70,826	$96,831	$95,417	$91,573	$106,205	$119,405	$130,602

Net Income	$83,773	$93,898	$108,260	$90,688	$7,206	$55,591	$67,306

Add (Deduct):
(Income) Losses from Equity Investees	—	—	—	—	(1,381)	—	(320)
Income Taxes	52,104	53,593	59,936	54,220	12,729	36,940	42,845
Total Fixed Charges	70,826	96,831	95,417	91,573	106,205	119,405	130,602

Total Earnings before Taxes and Fixed Charges	$206,703	$244,322	$263,613	$236,481	$124,759	$211,936	$240,433

Ratio of Earnings to Fixed Charges	2.918	2.523	2.763	2.582	1.175	1.775	1.841

* As revised. For more information, see Note 1 to the financial statements included in the company’s quarterly report on Form 10-Q for the quarter ended September 30, 2011.

(1) Excludes recognition of Allowance for Borrowed Funds Used During Construction.